Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc. (Commission File No. 001-36101)

This filing contains articles published by the following media outlets featuring statements by the Chief Executive Officer of RE/MAX Holdings, Inc. (“RE/MAX Holdings”) and/or the Chief Executive Officer of The Real Brokerage Inc. (“Real”), as applicable:

1.	Housing Wire;

2.	Inman;

3.	Real Estate News; and

4.	RIS Media.

1.	On April 27, 2026, Housing Wire published the following article:

‘Off to the races’: Real, REMAX CEOs on tech and culture after acquisition

Just after announcing an $880 million acquisition of REMAX Holdings, Tamir Poleg, CEO of The Real Brokerage, described the deal as historic for the real estate industry — combining two companies whose leaders say share a common vision for an evolving business.

In an interview with HousingWire, Poleg and REMAX Holdings CEO Erik Carlson said conversations between the two companies accelerated recently but were rooted in years of mutual respect.

“There’s no adult on this planet who is not familiar with the REMAX brand,” Poleg said. “Even before I started in real estate, I knew the name REMAX. I had a lot of appreciation. It was just there in the back of my mind.”

Announced Monday, the all-stock and cash transaction is set to combine Miami-based Real’s roughly 33,000 agents and proprietary AI-enabled brokerage platform with Denver-based REMAX’s globally recognized brand and approximately 8,500 franchise offices.

The new holding company — called Real REMAX Group — would support more than 180,000 real estate professionals across more than 120 countries and territories.

Carlson, who became REMAX’s CEO in 2023, emphasized that cultural alignment between the two organizations was a critical factor in moving forward with the deal.

“When you think about integration, when you think about bringing scale together, when you think about what makes success and what makes failure — I think having the right people on the bus is really important,” he said. “And these two, not only employee bases, have cultural alignment. I think agents in the field do too. So I’m very optimistic and very excited about the future of the Real REMAX Group.”

Technology integration and optionality

When asked about the plan for REMAX franchisees, Poleg said the company intends to offer reZEN — Real’s integrated transaction management and back-office platform — to REMAX franchisees on an optional basis, not as a mandate.

He noted that many REMAX broker owners are facing margin compression because they pay for multiple external tools that are not integrated and still rely on manual processes.

“What we can bring to the table is a deep understanding of their back-office operations, because we operate a massive brokerage and the technology that we developed can help instill a lot of efficiency in their operations, which is the reZEN platform,” Poleg said. “We don’t force it. It’s not mandatory, but we think that the ones that will opt in will enjoy better economics and better efficiency.”

On top of the platform, Poleg said Real Wallet, One Real Mortgage and One Real Title would also be offered to the entire REMAX network.

Competitive landscape and scale

Asked about how competitors such as eXp World Holdings and Compass might respond to the consolidation, Poleg said Real REMAX Group’s focus will remain internal.

“I think that what we did today is kind of historic in terms of the real estate industry,” he said. “We’re combining two of the best companies in the field into one, providing a lot of upside for all stakeholders — for agents, for franchisees, for employees, for shareholders — and this is what we’re focused on.”

The combined company, as it stands, supported roughly 1.8 million transaction sides globally in 2025.

Closing timeline and shareholder support

Poleg said he does not foresee hurdles to shareholder approval — citing that major shareholders on both sides have already committed to supporting the transaction.

REMAX co-founder and chairman Dave Liniger, who controls about 38% of REMAX Holdings’ voting power, has agreed to vote in favor of the deal. Officers and directors of Real and their affiliates, holding roughly 16% of Real’s shares, have also agreed to support the transaction, the companies said Monday.

The deal is expected to close in the second half of 2026, subject to shareholder approval, regulatory clearances and court approval in British Columbia.

Upon closing, Poleg will serve as chairman and CEO of Real REMAX Group.

“We have an amazing community of agents and best-in-class technology,” he said. “When we looked at different players in the marketplace, we saw that REMAX is an amazing brand with a global presence and great brand equity — and we just saw that these two companies are extremely complimentary. It starts with culture. It starts with the people. As soon as I got to know Erik, when he joined REMAX, we understood that we get along well as individuals.

“The only thing is the regulatory approval that we will be seeking. Then we’re off to the races of building a great company together.”

2.	On April 27, 2026, Inman published the following article:

’Scale will be increasingly important’: Real, REMAX CEOs on $880M merger

The Real Brokerage Inc.’s planned acquisition of REMAX Holdings, Inc. marks one of the largest brokerage deals in recent years, as residential real estate firms look to scale and remain competitive in a consolidating industry.

The merger pairs a fast-growing, cloud-based brokerage with one of real estate’s most recognizable global franchise brands — a combination that brings together two very different operating models. Together, the newly formed Real REMAX Group would represent a 180,000-agent platform valued at roughly $880 million, the companies said this morning.

In a joint interview with Inman, Real CEO Tamir Poleg and REMAX Holdings CEO Erik Carlson discussed the timing of the deal, how the two models will work together, and what the deal — and continued industry consolidation — means for agents and consumers.

How long has this deal been in the works, and how did it come together?

Tamir Poleg: Obviously, there are things we cannot disclose, and everything will be available in the SEC filings later, but I’ve known REMAX as a brand since I was a kid. It’s the most iconic real estate brand in the world.

A couple of years ago, I realized that Real has the growth, the technology and the momentum, while REMAX has a massive brand, global presence and great agents with a focus on productivity, which is something we value a lot. There is a really good synergy between the two companies.

Erik and I had a lot of discussions about the future of the combined company and the value proposition to franchisees and agents. At the end of the day, it will be a win if our agents and REMAX franchisees win. When we got to a point where we were convinced that they would utilize our technology and together we could take the company into a greater future, we decided to join forces.

How do these two models operate together in practice, and what should REMAX franchisees expect?

Poleg: We intend on operating two separate brands. REMAX remains REMAX and Real remains Real. The REMAX brand is pretty much eternal, and we want to preserve it and enhance it moving forward.

I was sitting in a restaurant last night and thinking about the fact that every adult in that restaurant knows the name REMAX. It’s insane, because there aren’t too many brands in the world that have that kind of power.

Nothing changes for REMAX agents. Nothing changes for REMAX franchisees. Nothing changes on the Real side.

What we do want to do is take our technology and offer it to whoever wants to choose to opt in and use it from the REMAX side. As soon as we close, we will try to roll it out there. There will be opportunities with Real Wallet, with our AI capabilities. I think our reZEN platform can transform the operations of REMAX franchisees in every office, instill efficiency and help with cost-cutting.

Erik Carlson: REMAX has been in the business for 50 years and has done a lot of innovation and disruption. It’s an iconic brand with tremendous consumer awareness.

What I really like about Real is they have great culture and great people. I wrote a note to our network this morning, and I truly believe our best days are ahead of us for the Real REMAX Group.

Transactions like this succeed or fail on integration, and integration is underpinned by people. For me, it’s always about people, process and technology.

REMAX is very successful in Canada. How much did its global footprint factor into your thinking on this deal?

Poleg: From a branding perspective, we believe there is a lot of opportunity in North America for the combined company, and we want to focus on that.

On the global side, having access to more than 120 countries around the world is something that, if we tried to achieve it on our own, would probably take 10 or 20 years. So it’s great to have that overnight, along with the local knowledge and expertise.

At some point, Real might also branch out internationally, but for now, we are focused on North America while continuing to support REMAX agents around the world.

How do you view the current consolidation wave in brokerage, and did the Compass-Anywhere deal factor into the timing of this one?

Poleg: From a philosophical standpoint, we’re not trying to react. I don’t think other deals have anything to do with this. It just made sense on a standalone basis.

But I do believe that with the changes happening in the industry, scale will be increasingly important. The fact that you have a lot of agents and a lot of listings positions you better to win in any kind of change that might happen in the market.

There are a lot of forces on the surface right now, and this combination positions us extremely well to cope with them. The fact that we have both scale and the ability to react quickly because of our tech-focused nature positions us to be a winner in different scenarios.

Carlson: The industry has started to consolidate, and consolidation is probably in the future for residential real estate.

But scale for scale’s sake won’t work. It has to be the right scale. These are complementary businesses with people who are focused on serving customers every day, and that’s a major reason why this transaction will be successful.

What does this mean for consumers as brokerages continue to consolidate and get bigger?

Poleg: The human component in real estate is so strong, and it’s not going anywhere.

For consumers, there are two big things. One is that we now have a larger network, and that works in their benefit. It means more collaboration across countries, more visibility, more exposure to listings and more knowledge flowing within the network.

The second is delivering a better experience using technology that complements what agents do. People want faster, smoother and more transparent experiences, and this is what we will be able to deliver.

Will the combined company push into private listings or internal inventory strategies?

Poleg: We will do everything that we believe is in the best interest of our agents and their clients. All of the decisions we’re making are in collaboration with the agent community.

If agents see the benefit of doing something in that direction, we will go ahead and do it.

3.	On April 27, 2026, Real Estate News published the following article:

Real, REMAX CEOs call $880M deal ‘an accelerator’

The leaders behind Real’s proposed $880 million acquisition of REMAX told Real Estate News that the deal comes down to timing and fit, with each company bringing something the other lacks.

For Real CEO Tamir Poleg, the moment reflects both companies’ evolution and an environment that favors bold moves.

“We probably are at a point where the company is mature, the technology is mature for both of us to lock arms and create a better future,” Poleg said in an interview on Monday.

REMAX CEO Erik Carlson’s description of the deal, which is expected to close in the second half of this year, made it sound more like jet fuel.

“This can be an accelerator for both of our strategies,” Carlson said. “A one plus one equals eight, nine or 10, versus one plus one equals one and a half.”

Tech-powered growth plus an iconic brand

At its core, the deal pairs REMAX’s global brand and franchise network with Real’s technology platform and growth model.

REMAX brings scale and a footprint that includes more than 120 countries and territories, a large base of productive agents and optimism in the face of declining revenue. Real brings a cloud-based brokerage platform, tools designed to improve efficiency and output, and plans to continue its winning streak with its first chief growth officer.

“What we have is the same culture, but we have the technology and growth,” Poleg said. “We don’t have the brand and the scale and the global presence.”

Poleg will serve as CEO of the new company, which will be headquartered in Miami and continue to have operations at REMAX’s headquarters in Denver.

An integration challenge?

One of the biggest questions is how a centralized brokerage will align with a decentralized franchise system.

Poleg said the plan is to avoid the issue by keeping both models intact.

“I don’t see anything breaking,” he said. “Our philosophy is to continue and run the two brands in parallel and strengthen each and every one of them.”

REMAX agents and franchisees will not be required to adopt Real’s technology — but they will have the option to do so.

“If they do not opt in to anything that this new company can offer them ... everything can remain exactly the same,” Poleg said.

That includes access to Real’s platform, transaction management tools and ancillary services such as mortgage, title and its Real Wallet product.

Platform strategy

Poleg emphasized that Real views itself as a platform rather than a traditional brokerage, and that the combined company will continue moving in that direction. It’s a platform with benefits for consumers as well as agents.

“Everything that homebuyers and sellers need is here ... alongside that, all of the title, mortgage ... insurance, home warranty,” he said.

Carlson pointed to the importance of keeping agents at the center of that strategy.

“This is a people business,” Carlson said. “The relationships that our agents have with buyers and sellers are of the utmost importance.”

‘The right scale’

For consumers, the companies argue that greater scale could mean more exposure for listings and a more seamless transaction experience.

“The network just became larger,” Poleg said. “There’s more exposure to listings, more knowledge flowing throughout the network, more international opportunities.”

The deal also comes as consolidation accelerates across the brokerage landscape, following Compass’ acquisition of Anywhere, which was finalized in January.

“The range of options in the residential real estate brokerage industry continues to rapidly narrow, as several of the industry’s largest companies accelerate merger and acquisition activity,” said T3 Sixty Executive Chairman and Real Estate News Founder Stefan Swanepoel. “Mega winners are now being identified and redefined.”

But Carlson emphasized that it’s about more than going mega.

“Scale for scale sake doesn’t work,” he said. “This is scale with the right scale ... two agent communities that are really focused on being productive professionals.”

For both executives, the goal is to position the combined company for whatever comes next.

“We don’t really know how [the industry] is going to look in a few years,” Poleg said. “But we just positioned ourselves very well to win.”

4.	On April 27, 2026, RIS Media published the following article:

EXCLUSIVE: REAL, REMAX CEOs Confident Deal Will Strengthen Both

In an interview with RISMedia, The Real Brokerage’s Tamir Poleg and REMAX’s Erik Carlson spoke of a shared vision combining the best of each company’s strengths.

Following the big news of REMAX being acquired by The Real Brokerage, the company’s CEOs were quick to express confidence that the two companies had plenty of synergy and that the stunning joining of forces was the right move at the right time.

In an interview with RISMedia, as well as speaking to investors shortly after the announcement, Real CEO Tamir Poleg (who will lead the combined company, to be named Real REMAX Group) and REMAX CEO Erik Carlson said the deal would not impact agents, while discussing the culture and future of the new company, including how it will approach hot-button issues like private listings.

“REMAX is the most iconic brand in the real estate space,” says Poleg. “They have amazing agents that are focused on productivity. They’ve been around for a very long time. They have the scale, they have the global reach. We’re a younger company with great technology, agents and culture as well. When we looked at the two companies, we saw that they are very much complementary. REMAX brings the brand and the huge network, and Real brings the growth and technology. Together we can build an amazing business.”

How will the marriage work, practically speaking? Asked by an investor this morning, Poleg clarified that Real’s tech will not be mandatory for REMAX franchises, but that a dedicated team will begin offering it in the near future.

More pointedly, Poleg addressed concerns about Real potentially poaching agents from REMAX’s franchise network, claiming that “(Real has) been taking market share from pretty much all of the players in the industry in recent years.”

“So there will be measures that we will put in place to make sure that we protect their businesses and Real does not take agents from REMAX,” he said.

Speaking to RISMedia, Carlson was asked if the merger was a no-brainer for his company.

“Look, it’s combining an iconic brand with a tremendous consumer awareness, as Tamir pointed out, with the absolute best tech in the real estate space,” he says. “When you look at the timing, our strategies, although a bit different, are somewhat aligned. And I think the most important thing about when you look at Real and REMAX, all our agents on the ground have a passion for real estate.”

Amid business practice changes and major mergers around the industry, this latest deal is sure to spark significant commentary, with industry luminaries and commentators always trying to parse out in real time what the impact will be.

RISMedia Founder and CEO John Featherston described the deal as a “bold move” that would allow the new company to “rapidly achieve positive impacts and help advance the goals and objectives of the real estate professionals they serve.” He also offered “sincere thanks to Dave and Gail Liniger and Erik Carlson for their incredible accomplishments at REMAX.”

“For more than 53 years, REMAX has built an incredible organization attracting tens of thousands of productive agents and fostering culture and community under the leadership of Dave and Gail Liniger, two close friends of mine,” Featherston said. “Our industry is constantly changing, and this change, driven by Tamir Poleg, who has already proven to be a visionary, solidifies his position as part of the new generation of real estate leaders who are collectively shaping our industry’s future.”

Cultural impact

Speaking to RISMedia, Poleg says that he’s not only always admired REMAX, but has had a good relationship with Carlson, making the consolidation easier to maneuver.

“I’ve known REMAX for many, many years,” he said. “Well before I got into the real estate space, because I believe every person on earth knows the name REMAX. For me, it was always a desirable name and brand. I’ve known Erik for the past two and a half years, and we’ve had a lot of conversations. I think very quickly we understood that there’s a good cultural face between us personally and between the two companies. We identified what’s working well, what’s not working well and what we think the future of the industry looks like. So we understood that there could be a good story about joining forces.”

Again, to investors, Poleg offered a slightly different angle from Real’s perspective, while still emphasizing his long admiration for the brand.

Speaking to the emotional weight of bringing together two very different real estate philosophies, Poleg acknowledged REMAX’s legacy and the respect he holds for how the franchise was built. The subtext was clear: this isn’t about dismantling an iconic brand, but elevating it with technology.

“We could not build organically,” Poleg emphasized when discussing why Real needed REMAX’s global footprint and franchise network. “And we cannot build it organically in the near term.”

RISMedia asked Poleg whether agents and brokers will be able to continue using REMAX’s branding and model, after he previously told investors that “we are not asking agents to change what works for them.”

“One hundred percent,” he replied. “This is a huge asset. REMAX will remain REMAX. They will operate in the same way. Nothing changes for their agents and their franchisees. The economics stay the same. The networks continue and will operate in the same way. Real operates the same way. Once we close the transaction, we will be offering Real technology to REMAX franchisees. Obviously we will try to combine the network for purposes of sharing listings and knowledge and education so that everybody can learn from everybody.”

Brave new world

With pre-marketing the new buzzword and strategy within the residential real estate realm, Poleg recognized that it is something that will be addressed. Real, notably, recently conducted a survey of agents that found most do not see much demand or value from private-listing or off-marketing strategies.

“I think that strategically with the potential changes that are happening in the industry, scale is important and will become increasingly important,” he said. “If we’re specifically talking about the ‘coming soon’ strategy, obviously REMAX opted into the preview program with Zillow. We decided not to partner with any of the initiatives that were going on so far, but I think that by joining forces and having 180,000 agents across the world, we are a force to be reckoned with.

“We will be able to lead. We will be able to react very quickly to any changes in the marketplace due to our capabilities. Size will matter, and everybody will want us around the table just because of the size. I think that we now solidify the fact that we are a player that everybody will want to partner with. So we will weigh our options and do the right thing. The right thing is going to our agent community and asking them, ‘What do you need? What do you believe is the right move?’”

Carlson was asked whether Compass’s many acquisitions and rapid expansion were part of the thinking for this deal. Compass’s strategy for integrating the Anywhere brands and brokerages has been closely watched, as executives at Compass have similarly said that the company will “preserve” brands and allow them to operate independently.

“Look, I think obviously Compass has been working on a consolidation strategy for quite some time,” he says. “I think the idea is that these two companies coming together brings two great cultures and two great agent bases. Our strategy is to accelerate and have a one plus one equals 10. I think that scale will matter in the future.”

Poleg, speaking to investors, noted that Real will also remain a separate entity as a brokerage.

“We will operate two distinct brands with the REMAX brand remaining a permanent part of the combined company and continuing as a leading global franchise network,” Poleg explained.

The future

Speaking to RISMedia, Carlson claims that the timing was right for the merger, from a more fundamental standpoint, saying that “it has to be the right type of scale” to justify the kind of deal his company struck, amid larger consolidation around the industry.

“When you look at the Real agent base and the REMAX agent base, they are in the business of real estate. They’re in the business of helping consumers find the dream home. They’re in the business of helping clients with a highly emotional and largest financial transaction and providing the absolute best experience they can. When you bring two cultures like that together, there’s a high degree of success, and the timing is exactly perfect right now to bring these two companies together and accelerate our strategies.”

Carlson explains that while there was obviously no heads-up to anyone that a potential deal was in the works, after the fact, everyone at both companies was informed, with meetings, emails and events scheduled.

“Folks today have received an email from me with a video from myself and a video from Dave Liniger,” he says. “We’ll be conducting a town hall with a lot of our broker/owners, with myself and some of our leadership team, and we’ve got teams reaching out to brokers and agents right now to talk about all the excitement.”

As REMAX has struggled in recent years to maintain its domestic agent count (in the United States and Canada), Poleg and Carlson faced questions from investors on franchise renewal and retention at the new company. Carlson said that the company has been “impressed” with renewal rates in “recent years.”

RISMedia asked Poleg about the potential for more mergers or acquisitions, based on the deal.

“I think that there will be great organic growth for the combined company, obviously,” he says. “So we are focused on joining forces, getting this deal to the finish line and just executing on the strategy of the combined company. If there will be an opportunity in the future, we will explore it. But for now, I think this move is the right move and it will create a lot of organic growth.”

Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.